UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 6 TO

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LINN ENERGY, LLC

(Names of Subject Company)

LINNCO, LLC

(Names of Filing Persons (Offeror))

UNITS REPRESENTING LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

536020100

(CUSIP Number of Class of Securities)

Candice J. Wells

Senior Vice President, General Counsel and Corporate Secretary

LinnCo, LLC

600 Travis, Suite 5100

Houston, Texas 77002

(281) 840-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Matthew R. Pacey

Kirkland & Ellis LLP

600 Travis, Suite 3300

Houston, Texas 77002

(713) 835-3600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$159,187,173.06	$16,030.15

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $0.71, the average of the high and low sales prices per unit of Linn Energy, LLC units representing limited liability company interests (“LINN Energy units”) on March 18, 2016, as reported by the NASDAQ Global Select Market, and (ii) 224,207,286 (the maximum number of LINN Energy units that may be exchanged in the transaction for the common shares representing limited liability company interests of LinnCo, LLC). The registration fee was paid on March 22, 2016 in connection with the filing of the original Registration Statement on Form S-4.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001007 multiplied by the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,030.15	Filing Party: LinnCo, LLC
Form or Registration No.: Form S-4	Date Filed: March 22, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 22, 2016 as amended by that certain Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed on April 6, 2016, that certain Amendment No. 2 to the Tender Offer Statement on Schedule TO, filed on April 18, 2016, that certain Amendment No. 3 to Tender Offer Statement on Schedule TO, filed on April 26, 2016, that certain Amendment No. 4 to Tender Offer Statement on Schedule TO, filed on May 13, 2016, and that certain Amendment No. 5 to Tender Offer Statement on Schedule TO, filed on May 24, 2016 (as amended and supplemented from time to time, the “Schedule TO”), by LinnCo, LLC, a Delaware limited liability company (“LinnCo”), relating to the offer by LinnCo to exchange for each outstanding unit representing limited liability company interests in Linn Energy, LLC, a Delaware limited liability company (“LINN Energy”), an affiliate of LinnCo, one common share representing limited liability company interests in LinnCo (such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated April 26, 2016 (the “Prospectus/Offer to Exchange”), as supplemented by Prospectus Supplement No. 1, dated May 12, 2016, and in the related amended and restated letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

LinnCo has filed with the SEC a Registration Statement on Form S-4 (File No. 333-210331), dated March 22, 2016 and amended as of April 6, 2016 and April 18, 2016, of which the Prospectus/Offer to Exchange forms a part. The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by LinnCo, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO by reference.

All of the information regarding the Offer as set forth in the Schedule TO, including all exhibits thereto, that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Items 1 through 11.

Items 1 and 4(a) are hereby amended and supplemented by adding the following text thereto:

The subsequent offering period for the Exchange Offer will now expire at 12:00 midnight (New York City time) on Monday, August 1, 2016. American Stock Transfer & Trust Company, the exchange agent for the Exchange Offer, has advised LinnCo that a total of approximately 16,411,302 LINN Energy units have been tendered during the subsequent offering period, and LinnCo has promptly issued new LinnCo shares for all such tendered LINN Energy units in accordance with the terms of the Exchange Offer. LinnCo now owns approximately 70% of LINN Energy’s outstanding units.

LINN Energy unitholders who validly tender their LINN Energy units during the subsequent offering period will receive the same exchange ratio provided in the initial offering period of the Exchange Offer. Procedures for tendering LINN Energy units during the subsequent offering period are the same as during the initial offering period, except that pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, LINN Energy units validly tendered during the subsequent offering period will be accepted on a daily, “as tendered” basis and, accordingly, may not be withdrawn.

On July 1, 2016, LinnCo issued a press release announcing the extension of the subsequent offering period and the results of the Exchange Offer to date. A copy of the press release is attached as Exhibit (a)(5)(I) hereto and incorporated by reference herein.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended by the addition of Exhibit (a)(5)(I) as set forth below:

Exhibit No.	Description

(a)(5)(I)	Press Release dated July 1, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2016

LINNCO, LLC

By:	/s/ Candice J. Wells
Name:	Candice J. Wells
Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(I)	Press Release dated July 1, 2016.